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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          First Consulting Group, Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   00031986R1
                                 --------------
                                 (CUSIP Number)

                                David D. Gathman
                      Executive Vice President, Finance and
                            Administration and Chief
                                Financial Officer
                   Integrated Systems Consulting Group, Inc.
                       575 East Swedesford Road-Suite 200
                                 Wayne, PA 19087
                                 (610) 989-7000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 11, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.



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CUSIP NO. 00031986R1                                                 PAGE 2 of 5


         The Schedule 13D initially filed on September 21, 1998 (the "Schedule 13D"), by the signatory hereto relating to the common stock, par value $0.001 per share (the "Common Stock"), issued by First Consulting Group, Inc., a Delaware corporation ("FCG"), whose principal executive offices are at 111 W. Ocean Boulevard, 4th Floor, Long Beach, California 90802, is hereby amended by this Amendment No. 1 to the Schedule 13D (the "Schedule 13D/A") as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger and Reorganization dated September 9, 1998 (the "Reorganization Agreement") among FCG, Foxtrot Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of FCG ("Merger Sub"), and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation ("ISCG"), and subject to the conditions set forth therein (including approval by the stockholders of FCG and shareholders ISCG), Merger Sub will be merged with and into ISCG (the "Merger"), with each share of ISCG Common Stock being converted into the right to receive 0.77 ("FCG Common Stock") shares of FCG's Common Stock. The Boards of Directors of FCG and ISCG approved and executed that certain First Amendment to the Agreement and Plan of Merger and Reorganization, dated November 11, 1998 (the "First Amendment"), a copy of which is attached to this Schedule 13/A as Exhibit 99.1. Pursuant to the terms of the First Amendment, FCG agreed to use its reasonable efforts to nominate and appoint a nominee designated by ISCG to Class III of FCG's Board of Directors to serve until FCG's annual meeting of stockholders to be held in 2001.

         To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of ISCG have entered into Voting Agreements with FCG (as described in Item 4 below).

         The description contained in this Item 3 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached as Exhibit 99.1 to the Schedule 13D, and the full text of the First Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D/A. Except as amended by this Schedule 13D/A, the Schedule 13 remains in full force and is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION

          (d) In connection with certain changes in the senior management structure of FCG, representatives of ISCG and FCG began discussions regarding the role of senior management of ISCG in the combined company. As a result of such discussions, the Boards of Directors of FCG and ISCG approved and executed the First Amendment, a copy of which is attached hereto as Exhibit 99.1. Pursuant to the terms of the First Amendment, FCG agreed to use its reasonable efforts to nominate and appoint a nominee designated by ISCG to Class III of FCG's Board of Directors to serve until FCG's annual meeting of stockholders to be held in 2001.



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CUSIP NO. 00031986R1                                                 PAGE 3 of 5



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

----------------------- --------------------------------------------------------
     EXHIBIT NO.                                DESCRIPTION
----------------------- --------------------------------------------------------
         99.1 First Amendment to Agreement and Plan of Merger and Reorganization dated as of November 11, 1998, by and among First Consulting Group, Inc., a Delaware corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation.
----------------------- --------------------------------------------------------


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CUSIP NO. 00031986R1                                                 PAGE 4 of 5

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 12, 1998           INTEGRATED SYSTEMS CONSULTING GROUP, INC.


                                       By: /s/ David D. Gathman-------------
                                          ----------------------------------
                                                David D. Gathman
                                                Executive Vice President,
                                                Finance and Administration and
                                                Chief Financial Officer






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CUSIP NO. 00031986R1                                                 PAGE 5 of 5

                                  EXHIBIT INDEX



---------------------- ---------------------------------------------------------
     EXHIBIT NO.                               DESCRIPTION
---------------------- ---------------------------------------------------------
         99.1 First Amendment to Agreement and Plan of Merger and Reorganization dated as of November 11, 1998, by and among First Consulting Group, Inc., a Delaware corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation.
---------------------- ---------------------------------------------------------